Filed Pursuant to Rule 433
Registration Statement No. 333-158199-10
February 21, 2012

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release
Credit Suisse Temporarily Suspends Further Issuance of VelocityShares Daily 2x Long VIX Short-Term ETN (Ticker Symbol: “TVIX”)

New York, February 21, 2012 Credit Suisse announced today that it has temporarily suspended further issuances of the VelocityShares Daily 2x VIX Short-Term ETNs (Ticker Symbol: “TVIX”) due to internal limits on the size of the ETNs. This suspension does not affect the Early Redemption rights of noteholders as described in the pricing supplement. The other ETNs issued by Credit Suisse are not affected by this suspension.

As disclosed in the pricing supplement relating to the ETNs under the heading “Risk Factors—The Market Price of Your ETNs May Be Influenced By Many Unpredictable Factors,” the market value of the ETNs may be influenced by, among other things, the levels of supply and demand for the ETNs. It is possible that the suspension, as described above, may influence the market value of the ETNs. Credit Suisse believes it is possible that the temporary suspension of further issuances may cause an imbalance of supply and demand in the secondary market for the ETNs, which may cause the ETNs to trade at a premium or discount in relation to their indicative value. Therefore, any purchase of the ETNs in the secondary market may be at a purchase price significantly different from their indicative value.

The pricing supplement relating to the ETNs can be found on EDGAR, the SEC website at: www.sec.gov.

Contact Information

Steve Vames, Tel: 212 325 0932, steven.vames@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 49,700 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

All businesses of Credit Suisse are subject to distinct regulatory requirements; certain products and services may not be available in all jurisdictions or to all client types.

# # #

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the prospectus in that registration statement and the applicable pricing supplement, the prospectus supplement dated March 25, 2009 and the prospectus dated March 25, 2009 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement and the prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

“VelocityShares” and the VelocityShares logo are registered trademarks of VelocityShares Index & Calculation Services, a division of VelocityShares, LLC.

Media Release

“VIX” is a trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. S&P does not sponsor, promote, or sell any product based on the Index and neither S&P nor CBOE make any representation herein regarding the advisability of investing in any product based on the Index.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2012, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.